January 29, 2010

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Washington, DC 20549-3561

Re:          Middlesex Water Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2009
File No. 0-00422

Dear Mr. Owings:

This letter responds to your comment letter dated December 29, 2009 and provides supplemental information with respect thereto.  Middlesex Water Company (the “Registrant”) previously responded to your letter on January 7, 2010, informing you of the Registrant’s intention to provide a full and comprehensive response on or before February 1, 2010.

Due to the nature of the comments, our responses and the anticipated filings of our 2009 Annual Report on Form 10-K (the “2009 Form 10-K”) and 2010 Definitive Proxy Statement on Schedule 14A (the “2010 Proxy Statement”), we propose to revise or expand our disclosures in our 2009 Form 10-K and 2010 Proxy Statement, as applicable, resulting from your comments on our 2008 Annual Report on Form 10-K (the “2008 Form 10-K”) and 2009 Definitive Proxy Statement on Schedule 14A. Our 2009 Form 10-K is expected to be filed on or before March 16, 2010.  Our 2010 Proxy Statement is expected to be filed on or before April 12, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	Since your common stock is traded on Nasdaq, please indicate on the cover page that your securities are registered pursuant to Section 12(b) of the Act.

Response: We agree with your comment.  In our 2009 Form 10-K, we will indicate on the cover page that our securities are registered pursuant to Section 12(b) of the Act as follows:

Securities registered pursuant to Section 12(b) of the Act:

                               Title of Each Class:                                   Name of each exchange on which registered:
                        Common Stock, No Par Value                                    The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:  None

Mr. H. Christopher Owings
January 29, 2010

2.	Please provide the disclosures required under Item 201(d) of Regulation S-K or advise why it is not appropriate for you to do so.

Response: The disclosure table required under Item 201(d) of Regulation S-K pertains largely to stock compensation plans under which stock options, warrants and rights are issuable.  We do not have these types of stock compensation plans.  Our employee equity compensation plan offers only restricted stock grants to eligible employees without payment of cash consideration. Shares granted under the plan vest with the employee 60 months after the grant date, so long as the employee is still employed by the Registrant.  Our outside director equity compensation plan offers stock grants to outside directors of the Registrant without payment of cash consideration.  Shares granted to directors vest immediately upon grant.  We feel that the presentation of the Item 201(d) table is not informative to investors because there are no options, warrants or rights now outstanding or issuable under any plans.  Therefore, in Item 5. of our 2009 Form 10-K, we will expand the disclosure to include the following:

The maximum number of shares authorized for grant under the 2008 Restricted Stock Plan is 300,000.  As of December 31, 2009, there are ###,### shares available for future awards under the 2008 Restricted Stock Plan. The maximum number of shares authorized for grant under the Middlesex Water Outside Director Stock Compensation Plan is 100,000.  As of December 31, 2009, there are ###,### shares available for future awards under Middlesex Water Outside Director Stock Compensation Plan.

Item 1. Business, page 2

3.
We note your risk factor on page 11 that your business is subject to seasonal fluctuations, which could affect demand for your water service and your revenues.  Please discuss the seasonality of your business.  Refer to item 101(c)(1)(v) of Regulation S-K.

Response:  To respond to your comment, in our 2009 Form 10-K, Item 1. Business Section, we will add the following disclosure:

Demand for our water during the warmer months is generally greater than during cooler months due primarily to additional consumption of water in connection with irrigation systems, swimming pools, cooling systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand may vary with temperature and rainfall levels.  In the event that temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease and adversely affect our revenues.

Mr. H. Christopher Owings
January 29, 2010

Item 7, Management’s Discussion and Analysis of Financial Condition…page 18

4.	Please discuss the cause of the increase in your notes payable from $6.25 million as of December 31, 2007 to $25.8 million as of December 31, 2008.

Response:  It is a common practice for a regulated public utility to fund its capital project expenditures with short-term debt financing that is either refinanced as long-term debt or paid down with proceeds from a follow-on equity offering. In our 2008 Form 10-K, we discussed the use of short-term debt in funding our 2008 and 2007 utility plant expenditures under Liquidity and Capital Resources (Pages 22-23). We also described how we fund our capital expenditures in the last paragraph of the section titled “Liquidity and Capital Resources - Capital Expenditures and Commitments” (Page 24).  Our notes payable increased from $6.25 million as of December 31, 2007 to $25.8 million as of December 31, 2008 as part of the Registrant’s continuous financing cycle which utilizes short-term debt to fund capital expenditures in the near-term until financial market conditions allow for an efficient offering of long-term debt securities or equity securities.  In our 2009 Form 10-K, we will move the disclosure of how we fund our capital expenditures from the last paragraph of the section titled “Liquidity and Capital Resources - Capital Expenditures and Commitments” to the beginning of that section.  We will also move the entire section titled “Liquidity and Capital Resources - Capital Expenditures and Commitments” to before the section titled “Liquidity and Capital Resources – Sources of Liquidity”.  We believe this will enhance the information that is disclosed with regard to our capital expenditure funding.

Liquidity and Capital Resources, page 23

Capital Expenditures and Commitments, page 24

5.
Please consider discussing the likelihood and timing of the pipeline construction in relation to customer demand for water increases in South River Basin.  Please also consider describing the nature of your capital expenditures for fiscal years 2010 and 2011.  Refer to item 303(a)(2) of Regulation S-K.

Response: Due to lower customer demand than estimated, the construction of a major transmission pipeline to the South River Basin is unlikely to occur in the near future.  Since our 2010-2012 estimated capital expenditures do not include material estimated expenditures for the aforementioned major transmission pipeline, our 2009 Form 10-K will not include any disclosures related to the likelihood and timing of pipeline

Mr. H. Christopher Owings
January 29, 2010

construction for increased water demand in the South River Basin.  In our 2009 Form 10-K, we will disclose the following detailed table regarding our estimated capital expenditures in 2010, 2011 and 2012:

Millions of Dollars
	2010	2011	2012	Total
Transmission & Distribution	$X.X	$X.X	$X.X	$X.X
RENEW*	X.X	X.X	X.X	X.X
Water Treatment	X.X	X.X	X.X	X.X
Information Technology	X.X	X.X	X.X	X.X
Meters	X.X	X.X	X.X	X.X
Other Infrastructure	X.X	X.X	X.X	X.X
Total	$X.X	$X.X	$X.X	$X.X

* Program to clean and cement unlined mains in the Middlesex System.

The actual amount and timing of capital expenditures is dependent on customer growth, residential new home construction and sales and project scheduling.

Contractual Obligations, page 24

6.	Please expand your footnote to your Contractual Obligations table to explain why the amounts you are obligated to pay to your employee retirement plans are not determinable after one year.

Response: In our 2009 Form 10-K, we will expand our disclosure as follows to explain why the amounts we are obligated to pay to our employee retirement plans are not determinable beyond one year:

Amounts are not determinable after one year due to the volatility of factors we use to determine estimated future contributions to our employee retirement benefit plans, including market performance, discount rates, long term rates of return, healthcare cost trend rates, wage increases, participant eligibility and participant turnover.

Mr. H. Christopher Owings
January 29, 2010

Guarantees, page 25

7.	Please discuss why you acted as guarantor on the Series C Serial Bonds with a principal amount of $26.3 million.

Response: The Registrant was informed during its 1998 contract negotiations to enter into a 20 year public-private partnership with the City of Perth Amboy, New Jersey (the “City”) to operate and maintain the City’s water and wastewater systems that the City was not sufficiently creditworthy to support the issuance of all the debt financing needed to effectuate the contract.  The Registrant negotiated issuing a guarantee on approximately $26.3 million of the debt financing, which when issued was identified as the Series C Serial Bonds.  This guarantee obligates the Registrant to make payments, in the event the City does not make such payments, on the Series C Serial Bonds as they became due (i.e. not on an accelerated basis).  As disclosed under “Guarantees” on page 25 of our 2009 Form 10-K, we are obligated to perform under the guarantee in the event notice is received from the Series C Serial Bonds trustee of an impending debt service deficiency. To date (over 11 years after the closing on the transaction), the Registrant has not been required to make any payment under its guarantee of the Series C Serial Bonds, whose balance as of December 31, 2009 is approximately $19.7 million.

In the 2009 Form 10-K, under the heading “Guarantees” (page 25 of the 2008 Form 10-K), we will replace the second sentence of the second paragraph with the following:

In 1998, as part of the negotiations with the City to operate and maintain their water and wastewater systems, Middlesex agreed to guarantee one of those series of bonds, designated the Series C Serial Bonds, in the principal amount of $26.3 million.

 Item 8. Financial Statements and Supplementary Data, page 27.

 Consolidated Balance Sheets, page 28

8.	Please disclose your accounting policies with respect to the deferral of preliminary survey and investigation charges classified as deferred charges and other assets.

Response:  The Registrant records preliminary survey and investigation (“PS&I”) charges in accordance with the accounting guidance and requirements under the jurisdiction of the applicable state public utility regulators, who follow the National Association of Regulatory Utility Commissioners’ Uniform System of Accounts for Class A Water Utilities. Shown below is the description of transactions that are to be recorded as deferred PS&I charges in the aforementioned Uniform System of Accounts:

Mr. H. Christopher Owings
January 29, 2010

“This account shall be charged with all expenditures for preliminary surveys, plans, investigations, etc., made for the purpose of determining the feasibility of projects under contemplation.  If construction results, this account shall be credited and the appropriate utility plant charged.”

Ultimately,  PS&I costs are expected to be collected through rates charged to our customers. Therefore, deferral of these costs on the balance sheet is proper based on the accounting principles in Regulated Operations Topic 980 of the Financial Accounting Standards Board Accounting Standards Codification, which allows for costs expected to be recovered through future rates to be deferred on the balance sheet.  If it is determined that a project for which PS&I costs have been incurred is not recoverable through rates charged to our customers, the applicable PS&I will be expensed at the determination date.

In our 2009 Form 10-K, we will include the following disclosure in Note 1- Summary of Significant Accounting Policies:

Preliminary Survey and Investigation Charges (PS&I) – In the design of water and wastewater systems that Middlesex ultimately intends to construct, own and operate, certain expenditures are incurred to advance those project activities. PS&I are recorded as deferred charges on the balance sheet because these costs are expected to be recovered through future rates charged to customers as the underlying projects are placed into service as utility plant.  If it is subsequently determined that costs for a project recorded as PS&I are not recoverable through rates charged to our customers, the applicable PS&I costs are charged to the income statement at that time.

9.	Please tell us what operations contract fees receivable represents and the basis for your classifications in deferred charges and other assets.

Response:  Operations contract fees receivable represent amounts due to the Registrant under our service contract with the City of Perth Amboy to operate and maintain their water and wastewater systems.  We expect the receivable to be satisfied by the City of Perth Amboy, but do not expect to be paid within one year.  As such, this receivable is included in deferred charges and other assets and not in current assets on the balance sheet.  When it is determined that the receivable will be paid within one year, the amount expected to be paid within one year will be reclassed to accounts receivable in current assets on the balance sheet.

Mr. H. Christopher Owings
January 29, 2010

Consolidated Statements of Cash Flows, page 30

10.	Please tell us how you classify non-cash stock-based compensation in the statement and the basis in GAAP for your classification.

Response: In the 2008 Form 10-K, we included non-cash compensation expense associated with our stock-based compensation in “Proceeds from Issuance of Common Stock” in the “Financing Activities” section of the cash flow statement.  We have determined that it should be included in the Operating Activities section of the cash flow statement.  We have performed a SAB 99 - Materiality analysis and have determined that this does not constitute a material error, primarily because:

1.
If the above adjustment was made, it would have an immaterial impact on “Net Cash Provided by Operating Activities”, which we believe is generally considered a primary section of the cash flow statement and is most informative to investors.

2.
If the above adjustment was made, it would not have an impact on revenues, operating income, margin, trend analysis, current assets and current liabilities, all of which we believe investors rely on when analyzing financial statements.

3.	If the above adjustment was made, it would not cause the Registrant:
•	to fail to meet analysts’ consensus expectations for the periods presented.
•	to change from a loss to income or vice versa for the periods presented.
•	to have an effect on a segment identified as playing a significant role in the registrant’s operations of profitability for the periods presented.
•	to not comply with regulatory requirements.
•	to not comply with loan covenants or other contractual requirements.
•	to change management’s compensation (nor did the amounts as originally presented have any effect on management’s compensation at the time of calculating).

As such, in our 2009 Form 10-K, we will classify 2009 non-cash stock-based compensation expense in “Cash Flows from Operating Activities”.  We will reclassify the 2008 and 2007 non-cash stock-based compensation expense associated with stock-based compensation from “Financing Activities” to “Operating Activities” and note the reclassification in Note 1-Summary of Significant Accounting Policies, Reclassifications.

Mr. H. Christopher Owings
January 29, 2010

Notes to Consolidated Financial Statements, page 33

Note 1 – Summary of Significant Accounting Policies, page 33

11.
We note the disclosure on page 5 that you deactivated, sealed and abandoned 29 wells of the Tidewater System for either water quality reasons or for the purpose of consolidating production facilities for more cost-efficient operations.  Please tell us how you account for abandonments and costs associated with the consolidation of production facilities.  Please include a discussion and analysis of your compliance with the accounting and disclosure guidance in FASB ASC 980-360-35-1 through 980-360-35-8 in regard to abandonments and FASB ASC Topic 420 in regard to exit or disposal activities.  In addition, please disclose your accounting policies with respect to accounting for abandonments and disallowance of plant costs and costs associated with exit or disposal activities, or tell us why such policies are not considered significant accounting policies that should be disclosed in accordance with FASB ASC 235-10-50-1.

Response:  The 29 wells referred to on page 5 were taken out of service and retired by the Registrant.  The reference …“deactivated, sealed and abandoned” … pertains to regulatory language used by the Delaware Department of Natural Resources and Environmental Control to describe action required to be taken by a well owner when retiring a well.  It is not analogous to “abandonments” as defined by FASB ASC 980-360-35-1 through 980-360-35-8.   Well retirements are part of our normal operating procedures and are not unusual or extraordinary occurrences.  We currently disclose in the Notes to Consolidated Financial Statements, page 33, Note 1 – Summary of Significant Accounting Policies, Note (d), how we treat the cost of retired property, which is consistent with the accounting guidance provided in the National Association of Regulatory Utility Commissioners’ Uniform System of Accounts for Class A Water Utilities.  The cost of the retired wells and the cost of removal are recovered in rates that we charge our customers.

Contributions in Aid of Construction, page 34

12.
Please tell us your basis in GAAP for classifying contributions in aid of construction as a liability rather than as a reduction utility plant, particularly since the contributions are non-refundable and reduce the investment base for rate purposes.  We are particularly interested in any actual or analogous GAAP literature and/or industry practice that support your classification.

Response:  It is standard regulated water utility practice to record contributions in aid of construction (“CIAC”) in the liabilities section of the balance sheet as opposed to netting it against utility plant.  Reduction of utility plant is not appropriate since we own and operate the utility plant that was contributed to us.  The Registrant records the receipt of CIAC in accordance with the accounting guidance and requirements under the jurisdiction of the applicable state public utility regulators, who follow the

Mr. H. Christopher Owings
January 29, 2010

National Association of Regulatory Utility Commissioners’ Uniform System of Accounts for Class A Water Utilities. Shown below is the description of transactions that are to be recorded as a CIAC liability in the aforementioned Uniform System of Accounts:

“Any amount or item of money, services or property received by a utility, from any person or governmental agency, any portion of which is provided at no cost to the utility, which represents an addition or transfer to the capital of the utility, and which is utilized to offset the acquisition, improvement or construction costs of the utility’s property, facilities, or equipment used to provide utility services to the public.”

We refer you to SEC filings by the following registrants that we consider peer group members, all of whom include CIAC in the liabilities section of the balance sheet: American States Water Company, California Water Service Group, SJW Corp. and Artesian Resources Corporation.

Note 7 – Capitalization, page 40

Preferred Stock, page 41

13.	Please disclose the dividend and liquidation preferences of the preferred stock. Refer to FASB ASC 505-10-50-3

Response:  In our 2009 Form 10-K, we will include the following disclosure in our Notes to the Consolidated Financial Statements for Capitalization-Preferred Stock:

The Company may not pay any dividends on its common stock unless full cumulative dividends to the preceding dividend date for all outstanding shares of preferred stock have been paid or set aside for payment. All such preferred dividends have been paid. In addition, if Middlesex were to liquidate, holders of preferred stock would be paid back the stated value of their preferred shares before any distributions could be made to common stockholders.

Stock-Based Compensation, page 47

14.	Please disclose the total fair value of restricted shares vested during each year presented. Refer to FASB ASC 719-10-50-2d.2.

Response:  In our 2009 Form 10-K, we will include the following disclosure in our Notes to the Consolidated Financial Statements for Employee Benefit Plans-Stock Based Compensation:

Mr. H. Christopher Owings
January 29, 2010

The fair value of vested restricted shares was $0.# million, $0.2 million and $0.2 million for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Directors, Management and Certain Beneficial Owners, page 6

15.
Please disclose if the table includes persons that own more than 5% of your outstanding shares and if the table includes shares that are exercisable or will be exercisable within 60 days.  Refer to Item 403 of Regulations S-K.

Response:  No persons beneficially own more than 5% of the Registrant’s outstanding shares.  For several years until 2009, we had reported that Verona Construction Company (“Verona”) beneficially owned more than 5% of our outstanding shares. Verona and its counsel contacted the Registrant in early 2009 both by telephone and in writing to advise that it was going to immediately begin selling its holdings of the Registrant’s stock in an orderly fashion and as a result, it would not confirm to the Registrant that it continued to hold in excess of 5% of the outstanding shares.  Verona subsequently advised the Registrant that it had completed the disposition of its holdings of the Registrant’s common stock. Based on these direct communications with Verona, we did not report it in the beneficial ownership table as the owner of more than 5% of the shares.

At the effective date of the table, the Registrant had no outstanding options, warrants or rights outstanding and presently exercisable, or becoming exercisable within 60 days thereafter.

Compensation Discussion and Analysis, page 10

16.
You state that “individual performance of the executive is given appropriate consideration when setting salaries against the competitive market data.”  Please describe how the individual roles and performance factor into the compensation amounts you disclose for each executive officer.  Refer to item 402(b)(2)(vii) of Regulation S-K.

Response:  The language in the Registrant’s 2010 Proxy Statement will be enhanced to reflect the following:

Base salary is designed to provide a reasonable level of predictable income commensurate with market standards of the position held, adjusted for specific job responsibilities assigned, individual experience and demonstrated performance. The Compensation Committee annually reviews and considers base salary changes for Named Executive Officers, including our Chief Executive Officer. The Compensation Committee periodically reviews and considers

Mr. H. Christopher Owings
January 29, 2010

updated peer proxy and market survey compensation data. Named Executive Officers are eligible for periodic adjustments to their base salary as a result of individual performance, updated market analysis or significant changes in their duties and responsibilities.

As part of its review, the Compensation Committee considers individual performance standards and goals established for each of the Named Executive Officers, based on the recommendations of the President and CEO. Standards and goals for the individual performance of the President and CEO are established by the Compensation Committee alone.  There is no pre-determination that a Named Executive Officer who does not achieve their individual performance goals in whole or in part would have their base salary increased, decreased or kept the same.

17.
You state that you benchmark your executives’ salaries against other companies including utilities and non-utilities, at the state and national levels.  Please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Response:  The language in the Registrant’s 2010 Proxy Statement will be enhanced to reflect the following:

Base salaries of Named Executive Officers for 2009 were established within market-based ranges developed by XXXX, and are presently generally below the targeted 50th percentile of market composite data, based on the most recent study conducted by XXXX. Such market composite data is derived from a variety of sources including: 1). a peer group of publicly-traded companies, namely, American States Water Co., Aqua America Inc., Artesian Resources, California Water Service GP, Connecticut Water Svc Inc., Pennichuck Corp., SJW Corp., Southwest Water Co. and York Water Co., 2). data derived from the investor-owned water utility industry that includes companies that are not publicly-traded, 3). data derived from general industry and 4). data derived from a broader utilities industry perspective.

18.
We note that the Compensation Committee retained the services of a national executive compensation consulting firm to conduct a study with respect to the executive compensation and the director compensation.  In addition, independent salary studies are periodically conducted with the assistance of an outside consultant retained by the Committee.  Please identify these consultants and disclose the other information required by Item 407(e)(3)(iii) of Regulation S-K.  Refer to Item 7(d) of Schedule 14A.

Mr. H. Christopher Owings
January 29, 2010

Response:  Our 2010 Proxy Statement will have the following enhanced discussion:

The Compensation Committee periodically engages independent compensation consultants to assist it in the compensation process for Named Executive Officers. The consultants are retained by, and report directly to, the Compensation Committee. The Compensation Committee places no restrictions on consultants within the scope of contracted services and such consultants are not engaged by management for any purpose.  The consultants provide expertise and information about competitive trends in the employment marketplace, including established and emerging compensation practices at other companies. The consultants also provide proxy statement and survey data, and assist in assembling relevant comparison groups for various purposes and establishing benchmarks for base salary and incentives from the comparison group proxy statement and survey data. For 2010, the Compensation Committee relied on data prepared by XXXX*, who conducted a comprehensive review in 2007 for Named Executive Officer compensation, which has been updated by the Registrant since 2007 to reflect current economic conditions.

* Note: Permission to use the name of the consulting firm that developed market composite data has not yet been obtained. We will request such permission in connection with the planned enhanced disclosures in the 2010 Proxy.

19.
We note that the Compensation Committee evaluates certain financial and operational criteria when setting the Chief Executive Officer’s and other executive officers’ compensation.  With regard to the company financial performance criteria, we note that you have not disclosed any specific items of corporate performance that are evaluated or target levels of corporate performance.  Please disclose the items of corporate performance that are measured and quantify the target levels.  Also describe how the Compensation Committee calculated the company performance goals and how it measured these goals against actual performance to determine whether compensation should be paid.  Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Response:  The language in the Registrant’s 2010 Proxy Statement will be enhanced to reflect the following, adjusted if necessary based on the facts and circumstances of the Compensation Committee’s 2010 review:

The Company does not have any plan or program that provides for cash or other form of short-term incentive compensation for Named Executive Officers. The Company does have a long-term incentive plan in the form of its Restricted Stock Plan. Awards of the Company’s common stock under this plan are considered on an annual basis and are intended to motivate the Company’s Named Executive Officers to execute specific financial and non-financial elements of our business plan. The target award is 15% of base salary and is based on combination of a single corporate financial goal, and one or more individual non-financial performance goals. The corporate financial goal for 2009 was achievement of

Mr. H. Christopher Owings
January 29, 2010

budgeted 2009 Income Before Income Taxes. Generally, in order to be considered for an award related to the corporate financial goal, actual current year results must be greater than prior year actual results.   The corporate financial goal represented 60% of the target award for substantially all of the Named Executive Officers and 80% of the target award for the President and Chief Executive Officer. The remaining portion of the target award for all Named Executive Officers is based upon the level of achievement of the individual non-financial performance goals. The non-financial individual performance goals are intended to motivate the Named Executive Officers to implement customer-focused, operational, management and other initiatives that benefit the Company’s customers, shareholders and employees, and which require effort above and beyond what would normally be required as part of the Named Executive Officer’s base job responsibilities.

 The Compensation Committee evaluates the reasonableness and likelihood of attaining designated incentive goals in an effort to ensure that such targets appropriately reward performance, but do not encourage undue risk taking or compromises in the quality of service to the Company’s customers. Actual performance over the applicable measurement period may exceed or fall short of the targets resulting in the Named Executive Officer receiving an annual incentive award that is above or below the initial targeted level. Annual incentive awards granted in prior years are not taken into account by the Compensation Committee in the process of setting performance targets, or in evaluating achievements, for the current year.

Note: The Registrant intends to provide further detail in its 2010 Proxy Statement regarding the personal goals component of incentive compensation as the results of 2009 performance become finalized, and as those results are assessed by the Compensation Committee in connection with the preparation of the 2010 Proxy Statement.

20.
You state that awards under your Restricted Stock Plan are determined, in part, on the achievement of various financial and non-financial objectives.  Please expand your disclosures to better describe these objectives.  Also, please describe your actual results under those objectives, and how the amount of shares awarded to each executive officer, including your Chief Executive Officer, was ultimately determined.

Response:  See our responses to comments 16 and 19, which fully address this comment.

Mr. H. Christopher Owings
January 29, 2010

As requested in your December 29, 2009 letter, we confirm the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ A. Bruce O’Connor
Vice President and Chief Financial Officer